UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number:  001-162171

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tanker Shipping Limited (the "Company"), dated May 10, 2010, announcing its dividend and results for the first quarter of 2010.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-162171) filed on September 28, 2009 and Form F-3ASR (Registration No. 333-158212) filed on March 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: May 14, 2010	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

SK 01318 0002 1099803

Exhibit 1

Report for the 1st Quarter 2010. Announces Dividend for the 51st Consecutive Quarter.
Dividend sharply up. Fleet Expanded to 20 Units. Further Vessel Acquisitions under Planning.

Hamilton, Bermuda, May 10, 2010

Nordic American Tanker Shipping Ltd. ("NAT" or "the Company") today announced that the dividend for 1Q10 was $0.60 per share compared with $0.25 per share for 4Q09. Two newbuildings are expected to join the fleet in 2010 and two newbuildings in 2011, bringing the trading fleet of NAT to minimum 20 ships during 2011. No follow-on offering is contemplated to fund these newbuildings.

The Company will pay the dividend on or about June 1, 2010, to shareholders of record as of May 19, 2010. Following this dividend payment, the Company will have paid a dividend for 51 consecutive quarters since the autumn of 1997 when the first three vessels in the Company's fleet were delivered. Including the dividend for 1Q10 the total dividends paid by the Company amount to $40.74 per share. The increased dividend for 1Q10 is a result of a strengthening of the spot tanker market for suezmax tankers during the first quarter of 2010.

Some salient points of this report are as follows:

•	Dividend per share was $0.60 in 1Q10 compared to $0.25 during 4Q09. Earnings per share in 1Q10 was $0.21 as compared to -$0.10 in 4Q09.

•
On January 27, 2010 we closed a follow-on offering in order to enable the Company to increase its fleet and thereby the dividend capacity. The proceeds to the Company from the follow-on offering were $137m before cash-offering costs.

•
On March 2, 2010, the Company took delivery of its 16th operating vessel, named the Nordic Passat. The vessel will be employed in the spot market upon delivery from a short fixed contract with the seller. This contract expires in May 2010.

•
On March 23, 2010, the Company announced consolidation of its commercial operations. The Company's objective is to place all the vessels with the Gemini Suezmax cooperative arrangement which employs the ships in the spot market.

•
In April, 2010, NAT entered into an agreement with Samsung Heavy Industries Co., Ltd, to build two suezmax tankers of 158,000 dwt each to be delivered in the third and fourth quarters of 2011. The purchase prices of the two newbuilding vessels are $64.5/$65.0m.

•
In January 2009 the Company had 12 trading suezmax vessels. With two newbuildings scheduled to be delivered to us in 2010 and the other two expected to be delivered in 2011, the Company will have 20 vessels at the end of 2011, an increase of 67%, representing a substantial increased dividend capacity and accretive growth.

•	The Company has no net debt.

•	The Company does not engage in any type of derivatives.

Fleet Expansion and Accretion

During 2009, NAT agreed to acquire four vessels which have been delivered to the Company. As indicated above the fleet is expected to stand at minimum 20 vessels late in 2011 including four newbuildings at the time of this report. The fleet can be expected to have increased by 67% since January 2009 whilst the number of shares has increased by 36% during the same period, demonstrating that the acquisitions are accretive, and that they increase the dividend potential of the Company.

These acquisitions have improved our position relative to that of some of our competitors who have had a tough time in coping with the consequences of the international financial crisis.

In order to create value and the acquisitions to be accretive, the fleet must grow faster than the share count over time. As an example, the follow-on offering which was closed in January increased the Company's share count by about 11%. This will enable the Company to increase its fleet by about 22%, assuming an increase from 18 to 22 vessels. At this time, two of these "extra" four ships have been added to the fleet through the ordering of two suezmaxes to be delivered in 2011. This is an example of accretion while recognizing that the net debt is expected to be slightly higher after such acquisitions.

Dividend Capacity based on a 20 Vessel Fleet

With all but one vessel (the Gulf Scandic which will be redelivered to us in November 2010) operating in the spot market, the Company is in a position to reap the benefits of a potential upswing in the tanker market.

Below is a table indicating the dividend capacity at different spot market rates.

TCE-rate   -   Annual Dividends
$11,000  -  $0.00 per share
$21,000  -  $1.51 per share
$31,000  -  $3.02 per share
$41,000  -  $4.53 per share
$51,000  -  $6.04 per share
$61,000  -  $7.55 per share

The above is based on 355 income days per vessel per year.  The numbers are showing the substantial dividend capacity of NAT.

We estimate that our average cash breakeven level for our fleet is about $11,000 per day per vessel when we have the Gulf Scandic back in our spot fleet in November this year. When the freight market is above this level, the Company can be expected to pay a dividend. The breakeven rate is the amount of average daily revenues our vessels would need to earn in the spot market in order to cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

The annual spot rates as reported by R.S. Platou Economic Research a.s. shows that during the last 10 years, 7 years have produced about $40,000 on average per day per ship or better.

Typically, our dividend correlates with the spot suezmax tanker freight rates. Therefore our dividend was higher in 1Q10 than in 4Q09.  Going forward, we can expect that spot suezmax freight rates may fluctuate in an unpredictable manner.

The lack of commercial bank financing, and higher margins on shipping loans is a challenge for debt-laden shipping companies. Some of them have suspended dividends or changed their dividend policy and they have had to negotiate new terms with their lenders.  NAT is staying its course in this environment - having no net debt. We go forward with a view to preserving what we consider the strong financial situation of the Company - both in absolute and relative terms – as we believe that is in the best interests of our shareholders.

Our primary objective is to maximize total return1 to our shareholders, including maximizing our quarterly cash dividend.

The Company has further acquisitions under evaluation and will work to continue to strengthen its position compared with that of its competitors.

Financial Information

The Board has declared a dividend of $0.60 per share in respect of 1Q10 to shareholders of record as of May 19, 2010.  A dividend of $0.25 per share was declared in respect of 4Q09.  The average number of shares outstanding for the first quarter of 2010 was 45,542,772.  After the follow-on offering in January this year the number of outstanding shares are 46,898,782. The market capitalization of the Company stood at $1.3 billion as of May 7, 2010.

Net income for 1Q10 was $9.5m, or $0.21 per share (EPS), compared to net income of -$4.3 million or -$0.10 per share for 4Q09. Non-cash G&A items include one time costs in connection with the follow-on offering in January 2010 of $0.06 per share.

Reflecting a stronger spot market in the quarter, the Company's operating cash flow2 was $28.4m for 1Q10, compared to $10.5m for 4Q09.

The follow-on offering of 4.6 million shares which was priced on January 22 and closed January 27, 2010, provided proceeds of $137 million before cash offering costs. This offering will enable the Company to acquire more vessels without going to the equity market.

We consider our general and administrative costs per day per ship to be at a low level. We also continue to concentrate on keeping our vessel operating costs low, while always maintaining our commitment to safe vessel operations.

At the time of this report, the Company has no net debt and has an undrawn revolving credit facility of $500 million. The credit facility, which matures in September 2013, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.

For further details on our financial position for the periods of 1Q10, 4Q09, 1Q09 and for the twelve months ended December 31, 2009, please see later in this release.
___________________

1 Total Return is defined as stock price plus dividends, assuming  dividends are reinvested in the stock

2  Operating cash flow is a non-GAAP number.  Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations.

The Fleet

With the delivery of the Nordic Passat in March 2010, the Company has 16 trading vessels.

By way of comparison, in the autumn of 2004, the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. At the end of 2009 we had 15 vessels in operation. With the two newbuildings expected to be delivered in 2010 and with the recently announced two newbuildings from Samsung, the Company is expected to have a fleet of 20 vessels by the end of 2011, assuming no further acquisitions in the meantime. Please see the fleet list below. We expect that the expansion process will continue and that further vessels will be added to our fleet.

Vessel	Dwt	Employment
Gulf Scandic	151,475	Fixed charter until November 2010
Nordic Hawk	151,475	Spot
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Nordic Sprite	147,188	Spot
Nordic Grace	149,921	Spot
Nordic Mistral	164,236	Spot
Nordic Passat	164,274	Spot
Nordic Galaxy	163,000	Delivery expected by end June 2010
Nordic Vega	163,000	Delivery expected by end September 2010
Newbuilding	158,000	Delivery expected in 3Q11
Newbuilding	158,000	Delivery expected in 4Q11
Total	3,136,410

Total offhire for 1Q10 was 32 days of which 13 days were unplanned. The planned offhire of 19 days is associated with the Nordic Freedom which was drydocked (5 year survey) in Singapore in March.

In our quarterly reports to shareholders we have often stressed the significance of the development of the world economy for the tanker industry. Presently, there are some bright spots on the horizon for the world economy.  We have seen an increase in both westbound and eastbound sailings from the Middle East during 1Q10, relative to 4Q09.

For NAT, an improved freight tanker market can be expected to result in a higher dividend. As a matter of policy the Company does not predict future spot rates.

While there is reduced economic activity internationally, the demand for tankers to some extent continues to be impacted positively by the use of tankers for storage.

On the supply side, we now see clearly that the current financial situation for many shipping companies has led to delayed deliveries of newbuildings and to cancellation of newbuilding orders.

The average daily rate for our spot vessels was $32,400 per day net to us during 1Q10 compared with $18,700 per day for 4Q09.

Spot market rates for suezmax tankers are very volatile. The average spot market rate for modern suezmax tankers as reported by Imarex was $34,983 per day in 1Q10 compared to $23,682 per day during 4Q09.  The average Imarex rate so far in 2Q10 is $34,193 per day.
The graph above shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s.  The rates as reported by shipbrokers and by Imarex may vary from the actual rates we achieve in the market.

Strategy going forward

We believe it has been demonstrated that the operating model of the Company is working to the benefit of our shareholders.

The serious financial turmoil may represent attractive opportunities for our Company in the expansion.

Our objective is to have a sustainable strategy that is flexible for both a strong market and a weak market. Thus, the Company essentially has the following strategic position going forward:

If the market is firm, very good results and dividend can be expected.  In a weaker market, the dividend will be lower which is a minus. However, if rates are down for a while, the Company is in a position to buy ships inexpensively and accretively which is a plus. This plus can be expected to be larger than the minus.  Several of our listed competitors have significant net debt which could make it difficult for them to buy vessels in a weak market. In this way, the Company has covered both scenarios.

Our policy is to grow when it is profitable and accretive to do so; that is, after an acquisition of vessels or other forms of expansion, the Company should be able pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place. We believe that the acquisitions in 2009 combined with the recently announced contracts of two ships to be delivered in 2011 are excellent examples of such accretive transactions.

We believe that our full dividend payout policy will continue to enable us to achieve a competitive cash yield compared with that of other tanker companies.

We encourage investors wishing to receive dividends and to have exposure to the tanker sector to assess our model and invest in our Company.

In the midst of the international financial instability, our Company is well positioned. To the best of our ability we shall endeavor to safeguard and further strengthen this position for our shareholders in a planned and transparent way.

* * * * *

NORDIC AMERICAN TANKER SHIPPING LIMITED
Amounts in USA '000

CONDENSED STATEMENTS OF OPERATIONS	Three Months Ended					Twelve Months Ended
	March 31, 2010		December 31, 2009		March 31, 2009	December 31, 2009
	(unaudited)		(unaudited)		(unaudited)	(unaudited)

Net Voyage Revenue	41,762		23,621		44,302	115, 411

Vessel Operating Expenses	(11,640)		(11, 192)		(9,346)	(43, 139)
General and Administrative Expenses	(4,738	) *	(1,563	) *	(4,537)	(14,819	) **
Depreciation Expenses	(15,189)		(14,639)		(12,884)	(55,035)
Operating Expenses	(31,567)		(27,394)		(26 767)	(112 ,993)
Net Operating Income	10,195		(3,773)		17,535	2,418

Interest Income	109		94		208	614
Interest Expense	(760)		(589)		(533)	(2,020)
Total Other Expenses	(651)		(495)		(325)	(1,406)
Net Income	9,544		(4,268)		17,210	1,012

Basic Earnings per Shares	0.21		(0.10)		0.46	0.03
Basic Weighted Average Number of Common Shares Outstanding	45,542,772		42,204,904		37 424 291	40 449 522
Common Shares Outstanding	46,898,782		42,204,904		37 893 679	42 204 904

*)
The G&A for the three months ended Mar. 31, 2010, Dec. 31, 2009 and Mar. 31, 2009 include non-cash charges of $3.0m, -$0,4m and $2.9m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

**)	The G&A for the twelve months ended Dec. 31, 2009 include non-cash charges of $ 7.2m which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

CONDENSED BALANCE SHEETS	Mar. 31, 2010	Dec. 31, 2009
	(unaudited)	(unaudited)

Cash and Cash Equivalents	105, 434	30,496
Accounts Receivable *	29,365	22,685
Prepaid Expenses and Other Current Assets	73,627	57,020
Vessels, Net	864,494	825,449
Other Non-current Assets	12,743	10,928
Total Assets	1,085,663	946,578

Accounts Payable	3,118	3, 364
Accrued liabilities	5,396	3,446
Long-term Debt	0	0
Deferred Compensation Liability	5,839	5,684
Shareholders' Equity	1,071,310	934,084
Total Liablilities and Shareholders' Equity	1,085,663	946,578

*)	The Accounts receivable (AR) constitues ordinary accounts receivables, net earnings and voyages in progress at quarter end. The balance of the AR will vary with the level of the spot tanker market.

CONDENSED STATEMENTS OF CASH FLOW	Three Months Ended		Twelve Month Ended
	Mar. 31, 2010	Mar. 31, 2009	Dec. 31, 2009
	(unaudited)	(unaudited)	(unaudited)

Net Cash Provided by Operating Activities	19,160	29,574	63,195

Investments in Vessels	(60,031)	(56,812)	(190,330)
Net cash Used in Investing Activities	(60,031)	(56,812)	(190,330)

Proceeds from Issuances of Common Stock	136,534	107,147	236,684
Proceeds from Use of Credit Facility	0	46,000	66,000
Repayments on Credit Facility	0	(15,000)	(81,000)
Dividends Paid	(11,725)	(32,968)	(95,431)
Net Cash Provided (Used in) Financing Activities	124,809	105,179	126,253

Net Increase (Decrease) in Cash and Cash Equivalents	74,938	77,941	(882)
Cash and Cash Equivalents at Beginning of Period	30,496	31,378	31,378
Cash and Cash Equivalents at End of Period	105,434	109,319	30,496

NORDIC AMERICAN TANKER SHIPPING LIMITED

Reconciliation of non-GAAP financial measures
(Amounts in USD '000)

	Three Months Ended			Twelve Months Ended
	March 31, 2010	December 31, 2009	March 31, 2009	December 31, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage Revenues	41,762	26,844	42,146	124,370
Voyage Expenses	0	(3,223)	(844)	(8,959)
Net Voyage Revenues(1)	41,762	23,621	44,302	115,411

	Three Months Ended
	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2009
	(unaudited)	(unaudited)	(unaudited)

Net Operating Income	10,195	(3,773)	17,535
Depreciation Expense	15,189	14,639	12,884
Share Based Compensation/Restricted Shares/Pension Cost	3,028	(370)	2,870
Operating Cash Flow(2)	28,412	10,496	33,289

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291